EXHIBIT 99.1

Re: Sales process of the Company’s position in B Communications is ongoing and has entered into its second stage

Ramat Gan, Israel – December 12, 2018 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD), today reported on the status of its efforts to sell its controlling interest in B Communications Ltd.

As previously reported, the Board of Directors of the Company engaged Oppenheimer & Co. Inc. and Migdal Investment Banking, as financial advisors to assist in the process for the sale of its interest in B Communications Ltd. (the “Sale Process”).

Multiple parties engaged in a preliminary review of information. Targeted group of parties will continue in the Sale Process, with the goal of selecting the optimal bid and entering into a binding agreement for the sale of the interest in B Communications Ltd.

The Company offers no assurances that any of the remaining participants in the Sale Process will make a formal acquisition proposal, that the Board will accept any proposal, that the parties will agree and execute definitive documentation relating to any such transaction, that any of the bidders will receive regulatory approvals to acquire the controlling interest, or that the parties to a transaction will consummate it in accordance with that documentation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.